LBMLT 2006-2 Marketing Pool

ALL
Silent Second	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent Second	8,111	1,426,443,432.65	47.49%	8.970	394	81.27	608
Silent Second	6,627	1,577,355,720.84	52.51%	8.157	428	80.49	654
Total	14,738	3,003,799,153.49	100.00%	8.543	412	80.86	632